SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 30, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 30, 2003 re: Partner Communications Reports Record Second-Quarter Results; Company Posts NIS 155.1 Million Net Income, Attaching the Full Financial Report.

PARTNER COMMUNICATIONS REPORTS RECORD SECOND-QUARTER RESULTS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Summary Operating Data
INTERIM FINANCIAL STATEMENTS AT JUNE 30, 2003
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of operations:
2. Basis of presentation:
3. Stock based compensation
4. Contingent liabilities:
5. Subsequent events:
SIGNATURES

PARTNER COMMUNICATIONS REPORTS
RECORD SECOND-QUARTER RESULTS

COMPANY POSTS NIS 155.1 MILLION NET INCOME

Rosh Ha’ayin, Israel, July 30th, 2003 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the second quarter ended June 30th, 2003.

Highlights:

•	Revenues in Q2 2003 rose to NIS 1,077.2 million (US$249.8 million), up 8.6% from NIS 991.6 million in Q2 2002.

•	EBITDA for Q2 2003 rose to NIS 348.2 million (US$80.7 million), up 30.5% from NIS 266.8 million in Q2 2002.

•	Operating profit for Q2 2003 rose to NIS 218.0 million (US$50.6 million), up 58% from NIS 138.0 million for Q2 2002.

•	Net income for Q2 2003 rose to NIS 155.1 million (US$36 million), up 515% from NIS 25.2 million for Q2 2002.

•	Active subscribers rose 14.4% to 1,949,000 compared to 1,703,000 at the end of the second quarter of 2002.

•	Market share estimated at 29%, compared to 28% at the end of the second quarter of 2002.

•	Churn rate in the quarter was 3.5% versus 1.6% in Q2 2002.

•	Minutes of use per subscriber averaged 277 per month for the quarter, down 2.5% from 284 minutes per month in Q2 2002.

•	ARPU for the quarter was NIS 171 (US$39.7), down 7.5% compared to NIS 185 in Q2 2002.

•	Average cost of acquiring a new subscriber (SAC) in the quarter was NIS 452 (US$105), down 2% compared to NIS 463 in Q2 2002.

Commenting on the second quarter results, Amikam Cohen, Partner’s CEO said: “The second quarter of 2003 is a record quarter for Partner. Despite the persistently challenging macroeconomic environment, we continued to improve our operational and financial performance. We have also continued to demonstrate our ability to maintain tight controls over our costs and to improve our EBITDA margin significantly. Our core strengths in marketing, customer service, and network strategies along with our outstanding brand will continue to differentiate our company from our competitors and drive our growth and profitability.”

Financial Review

Partner’s Q2 2003 revenues totaled NIS 1,077.2 million (US$249.8 million), up 8.6% from NIS 991.6 million in Q2 2002 and up 4.5% from NIS 1,031.2 million in Q1 2003. Increased revenues for Q2 2003 were driven primarily by increased usage from a larger subscriber base, seasonal factors and tariff adjustments.

Data and content revenues accounted for 6.9% of total revenues in Q2 2003, compared to 6.1% in the second quarter of 2002 and 7.0% in Q1 2003. Data and content revenues accounted for 7.6% of ARPU in Q2 2003.

Cost of revenues in Q2 2003 decreased by 0.4% to NIS 739.8 million (US$171.6 million), versus NIS 742.6 million in Q2 2002. Compared to Q1 2003, cost of revenues decreased by 5.2% from NIS 780.3 million. Cost of revenues declined even though revenue levels increased by 8.6% from Q2 2002. This result was achieved primarily through cost efficiencies in the areas of handset and network maintenance, and logistics.

Selling and marketing expenses increased by 6.8% in Q2 2003, totaling NIS 81.3 million (US$18.9 million) versus NIS 76.1 million in Q2 2002. Compared to Q1 2003, selling and marketing expenses increased by 3.8% from NIS 78.3 million. The increase resulted primarily from an increased level of marketing expenditures in Q2 2003, driven by the increased competition in the marketplace.

General and administrative expenses in Q2 2003 totaled NIS 38.1 million (US$8.8 million) compared to NIS 34.9 million in Q2 2002, an increase of 9%. Compared to Q1 2003, general and administrative expenses decreased by 10% from NIS 42.4 million.

Operating profit increased to NIS 218.0 million (US$50.6 million) from NIS 138.0 million in Q2 2002, an increase of 58%, and from NIS 130.3 million in Q1 2003, an increase of 67.3%. Operating profit for Q2 2003 as a percentage of revenues increased to 20.2% from 13.9% in Q2 2002 and 12.6% in Q1 2003. EBITDA for Q2 2003 as a percentage of revenues increased to 32.3% from 26.9% in Q2 2002. EBITDA for Q1 2003 as a percentage of revenues was 25.4%.

Financial expenses in Q2 2003 were NIS 62.9 million (US$14.6 million), down 44.2% from NIS 112.7 million in Q2 2002. Compared to Q1 2003, financial expenses decreased by 34.1% from NIS 95.5 million. The reduced financial expenses were primarily due to a stronger Shekel, lower interest rates and lower bank debt levels.

In Q2 2003, the Company had net income of NIS 155.1 million (US$36.0 million), or NIS 0.85 (US$0.20) per ADS or per share, compared to NIS 25.2 million, or NIS 0.14 per share or per ADS for Q2 2002, and net income of NIS 34.8 million, or NIS 0.19 per share or per ADS in Q1 of 2003. This quarter marked the fifth consecutive quarter of positive earnings, enabling the Company to eliminate its capital deficiency, accumulated during the Company’s start-up phase and early years of operations. The Company ended the second quarter of 2003 with positive shareholders’ equity of NIS 96.8 million (US$22.4 million).

“We are very pleased with our financial results for Q2 2003”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We continue to demonstrate our ability to grow our revenues in a competitive market, reduce our costs and expand our margins. As a result of our effective cost management, every shekel of incremental revenue, compared to Q2 2002, directly increased our gross profit. Compared to Q1 2003, our gross profit exceeded almost two-fold our increase in revenues. We expect another strong quarter in Q3 2003 with operating results similar to those of Q2 2003”.

Funding and Investing Review

In Q2 2003, the Company generated free cash flow for the fifth consecutive quarter. This achievement enabled the Company to reduce its bank debt by NIS 322 million. Cash flow from operating activities net of investing activities totaled NIS 130.6 million (US$30.3 million) in Q2 2003, compared to positive cash flow of NIS 80.4 million in Q2 2002 and positive cash flow of NIS 23.7 million in Q1 2003.

Net capital expenditures totaled NIS 61.2 million (US$15.1 million) in Q2 2003, 5.7% of revenues, down from NIS 184.4 million in Q2 2002, 18.5% of revenues. Compared with the previous quarter, net capital expenditures in Q1 2003 were NIS 64.1 million.

As of the end of Q2 2003, the US dollar equivalent of US$498 million had been drawn from our US$683 million bank facility, leaving the Company with additional credit availability of US$185 million.

Commenting on the Company’s funding situation, Mr. Gelman said: “Our consistent cash flow generation and the remaining availability from our credit facility, should allow us to execute our business strategy without any additional injection of capital or the need for any additional credit facility or debt instruments.”

With regard to the Company’s plans for 3G, Mr. Gelman added: “We expect to continue to invest substantially less in Second Generation capital expenditures for the remainder of 2003 than we did in 2002, in anticipation of the upcoming build-out of our Third Generation network. That said, the start of the build-out will be finalized in accordance with the progress made in 3G networks worldwide and the competitive landscape in Israel. We do not expect to roll out a commercial network before 2004.”

Operational Review

During Q2 2003, net active subscribers increased by 55,000, or 3% compared with Q1 2003.

The Company’s active subscriber base as of June 30, 2003 totaled 1,949,000, representing an approximate market share of 29% versus 28% at the end of Q2 2002. It was comprised of 317,000 business subscribers (16.3% of the base), 1,064,000 post-paid private subscribers (54.6% of the base) and 568,000 prepaid subscribers (29.1% of the base).

The quarterly churn rate for Q2 2003 was 3.5%, compared to 1.6% in Q2 2002 and 4% in Q1 2003. The increase from Q2 2002 was driven primarily by increased churn in the prepaid sector and by “rotational churn”. Rotational churn occurs when an existing customer purchases a new handset and a SIM card, and then ceases to use either the new or the old SIM card. Despite the slight decline in the quarterly churn rate from the previous quarter, the Company continues to anticipate an annual churn rate in 2003 of approximately 16%.

ARPU for the second quarter of 2003 was NIS 171 (US$39.7), compared to NIS 185 for Q2 2002, a decrease of 7.5%, and NIS 164 for Q1 2003, an increase of 4.3%. MOU for the quarter was 277 minutes compared to 284 minutes per month for Q2 2002, a decrease of 2.5%, and 267 minutes per month for Q1 2003, an increase of 3.7%.

The average cost of acquiring new subscribers (SAC) in Q2 2003 was NIS 452 (US$105), compared to NIS 463 in Q2 2002 and NIS 426 for Q1 2003.

Mr. Gelman added, “Looking forward to Q3 2003, we anticipate similar MOU and ARPU and relatively stable SAC compared with Q2 2003”.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s second-quarter results on July 30th, 2003, at 18:00 Israel local time (11AM Eastern Daylight time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor Web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the Web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends until midnight on August 5th, 2003.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 1.949 million subscribers in Israel. Partner subscribers can use roaming services in 117 destinations using 263 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2002 annual report on Form 20F filed with the SEC on March 14, 2003.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q2 2003 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30th, 2003: US

$1.00 equals NIS 4.312. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

A reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-67-814951	Tel: +972-67-814151
Fax: +972-67-815961	Fax: +972-67-814161
E-mail: alan.gelman@orange.co.il	E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels*		U.S. dollars**

	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,420	1,360	1,257	315
Security deposit	98,185	107,794	22,770	24,999
Accounts receivable:
Trade	511,362	518,768	118,590	120,308
Other	43,278	50,986	10,037	11,824
Inventories	110,274	137,508	25,574	31,890

Total current assets	768,519	816,416	178,228	189,336

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	819	819
Accounts receivables — trade	3,436		796
Funds in respect of employee rights upon retirement	50,569	42,461	11,728	9,847

	57,535	45,991	13,343	10,666

FIXED ASSETS, net of accumulated depreciation and amortization	1,766,313	1,864,511	409,627	432,401

LICENSE AND DEFERRED CHARGES, net of amortization	1,279,763	1,269,348	296,791	294,376

	3,872,130	3,996,266	897,989	926,779

			Convenience translation into
	New Israeli shekels*		U.S. dollars**

	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans	9,415		2,184
Accounts payable and accruals:
Trade	399,046	532,987	92,543	123,606
Other	238,040	202,166	55,204	46,885

Total current liabilities	646,501	735,153	149,931	170,491

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	2,306,296	2,467,556	534,855	572,253
Notes payable	754,600	828,975	175,000	192,248
Liability for employee rights upon retirement	67,937	60,966	15,755	14,139

Total long-term liabilities	3,128,833	3,357,497	725,610	778,640

Total liabilities	3,775,334	4,092,650	875,541	949,131

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and June 30, 2003 - 235,000,000 shares; issued and outstanding — December 31, 2002 - 181,595,222 shares and June 30, 2003 - 181,805,265 shares	1,818	1,816	421	421
Capital surplus	2,292,512	2,293,270	531,659	531,835
Deferred compensation	(2,370)	(6,385)	(550)	(1,481)
Accumulated deficit	(2,195,164)	(2,385,085)	(509,082)	(553,127)

Total shareholders’ equity (capital deficiency)	96,796	(96,384)	22,448	(22,352)

	3,872,130	3,996,266	897,989	926,779

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience translation into
	New Israeli shekels*				U.S. dollars**

	6 month		3 month
	period ended		period ended		6 month	3 month
	June 30,		June 30,		period ended	period ended
					June 30,	June 30,
	2003	2002	2003	2002	2003	2003

	(Unaudited)
	In thousands (except net income per share data)
REVENUES — net	2,108,505	1,921,056	1,077,239	991,566	488,985	249,824
COST OF REVENUES	1,520,143	1,456,341	739,831	742,642	352,538	171,575

GROSS PROFIT	588,362	464,715	337,408	248,924	136,447	78,249
SELLING AND MARKETING EXPENSES	159,574	154,725	81,282	76,092	37,006	18,850
GENERAL AND ADMINISTRATIVE EXPENSES	80,453	68,260	38,099	34,861	18,658	8,836

OPERATING PROFIT	348,335	241,730	218,027	137,971	80,783	50,563
FINANCIAL EXPENSES — net	158,414	235,297	62,926	112,738	36,738	14,593
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054

NET INCOME	189,921	2,379	155,101	25,233	44,045	35,970

EARNINGS PER SHARE (“EPS”):
Basic	1.05	0.01	0.85	0.14	0.24	0.20

Diluted	1.04	0.01	0.85	0.14	0.24	0.20

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,704,757	178,942,150	181,759,051	178,950,134	181,704,757	181,759,051

Diluted	183,316,602	183,477,666	181,803,143	183,356,097	183,316,602	181,803,143

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels*		U.S. dollars**

	6 month period		6 month
	ended		period ended
	June 30,		June 30,

	2003	2002	2003

	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	189,921	2,379	44,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	268,313	248,993	62,225
Loss on impairment of investments in non-marketable securities		4,054
Amortization of deferred compensation related to employee stock option grants, net	2,786	6,347	646
Liability for employee rights upon retirement	6,971	7,561	1,616
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(75,520)	91,579	(17,514)
Erosion of (accrued interest and exchange differences on) security deposit	9,609	(7,659)	2,229
Capital gain on sale of fixed assets	(4,780)	(846)	(1,109)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	3,970	(33,446)	922
Other	7,708	4,643	1,787
Increase (decrease) in accounts payable and accruals:
Trade	(77,473)	(40,211)	(17,967)
Other	30,810	8,377	7,145
Decrease (increase) in inventories	27,234	(14,308)	6,316

Net cash provided by operating activities	389,549	277,463	90,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(199,643)	(296,193)	(46,299)
Proceeds from sale of fixed assets	7,466	2,965	1,732
Purchase of additional spectrum	(34,977)	(209,482)	(8,112)
Funds in respect of employee rights upon retirement	(8,108)	(7,034)	(1,880)

Net cash used in investing activities	(235,262)	(509,744)	(54,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	473	72	109
Long-term bank loans received		1,349,326
Repayment of long term bank loans	(150,700)	(1,108,726)	(34,949)

Net cash provided by (used in) financing activities	(150,227)	240,672	(34,840)

INCREASE IN CASH AND CASH EQUIVALENTS	4,060	8,391	942
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	315

CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,420	13,663	1,257

Supplementary information on investing activities not involving cash flows

At June 30, 2003, trade payables include NIS 56,468,000 ($13,096,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

			Convenience
			translation into
	New Israeli shekels*		U.S. dollars**

	6 month period		6 month
	ended		period ended
	June 30,		June 30,

	2003	2002	2003

	(Unaudited)
	In thousands
Reconciliation between operating cash flows and EBITDA:
Net cash provided by operating activities	389,549	277,463	90,341
Liability for employee rights upon retirement	(6,971)	(7,561)	(1,616)
Accrued interest and exchange and linkage differences on long-term liabilities	75,520	(91,579)	17,514
Erosion of (accrued interest and exchange and linkage differences on) security deposit	(9,609)	7,659	(2,229)
Increase (decrease) in accounts receivable:
Trade	(3,970)	33,446	(922)
Other	(7,708)	(4,643)	(1,787)
Decrease (increase) in accounts payable and accruals:
Trade	77,473	40,211	17,967
Other	(30,810)	(8,377)	(7,145)
Increase (decrease) in inventories	(27,234)	14,308	(6,316)
Financial Expenses***	153,760	231,739	35,659

EBITDA	610,000	492,666	141,466

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2003: US $1.00 equals 4.312 NIS.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels*
	3 month period ended

	June 30	September 30	December 31	March 31	June 30
	2002	2002	2002	2003	2003

	(Unaudited)
	In thousands
REVENUES — net	991,566	1,071,385	1,062,122	1,031,266	1,077,239
COST OF REVENUES	742,642	804,526	808,591	780,312	739,831

GROSS PROFIT	248,924	266,859	253,531	250,954	337,408
SELLING AND MARKETING EXPENSES	76,092	68,085	85,269	78,292	81,282
GENERAL AND ADMINISTRATIVE EXPENSES	34,861	36,392	38,942	42,354	38,099

OPERATING PROFIT	137,971	162,382	129,320	130,308	218,027
FINANCIAL EXPENSES — net	112,738	111,137	98,746	95,488	62,926

NET INCOME FOR THE PERIOD	25,233	51,245	30,574	34,820	155,101

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

Summary Operating Data

	June 30, 2002		June 30, 2003

Subscribers (in thousands)	1,703		1,949
Estimated share of total Israeli mobile telephone subscribers	28%		29%
Churn rate in quarter	1.6%		3.5%
Average monthly usage in quarter per subscriber (minutes)	284		277
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	185		171
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1,950	(703)	2,104	(753)
Subscriber acquisition costs in quarter per subscriber (NIS)	463		452
Number of employees (full-time equivalent)	2,564		2,748

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT JUNE 30, 2003
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AT JUNE 30, 2003
(Unaudited)

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -
IN NOMINAL NEW ISRAELI SHEKELS (NIS):
Balance Sheets — June 30, 2003 and December 31, 2002	2-3
Statements of Operations — Six and Three Months Ended June 30, 2003 and 2002	4
Statement of Changes in Shareholders’ Equity (Capital Deficiency) — Six Months Ended June 30, 2003	5
Statements of Cash Flows — Six Months Ended June 30, 2003 and 2002	6
Notes to Financial Statements — June 30, 2003	7-12

The amounts are stated in New Israeli Shekels (NIS) in thousands.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,420	1,360	1,257	315
Security deposit	98,185	107,794	22,770	24,999
Accounts receivable:
Trade	511,362	518,768	118,590	120,308
Other	43,278	50,986	10,037	11,824
Inventories	110,274	137,508	25,574	31,890

Total current assets	768,519	816,416	178,228	189,336

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530	3,530	819	819
Accounts receivables — trade	3,436		796
Funds in respect of employee rights upon retirement	50,569	42,461	11,728	9,847

	57,535	45,991	13,343	10,666

FIXED ASSETS, net of accumulated depreciation and amortization	1,766,313	1,864,511	409,627	432,401

LICENSE AND DEFERRED CHARGES, net of amortization	1,279,763	1,269,348	296,791	294,376

	3,872,130	3,996,266	897,989	926,779

     Date of approval of the financial statements: July 30, 2003.

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

2

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)

	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans	9,415		2,184
Accounts payable and accruals:
Trade	399,046	532,987	92,543	123,606
Other	238,040	202,166	55,204	46,885

Total current liabilities	646,501	735,153	149,931	170,491

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	2,306,296	2,467,556	534,855	572,253
Notes payable	754,600	828,975	175,000	192,248
Liability for employee rights upon retirement	67,937	60,966	15,755	14,139

Total long-term liabilities	3,128,833	3,357,497	725,610	778,640

Total liabilities	3,775,334	4,092,650	875,541	949,131

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and June 30, 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and June 30, 2003 — 181,805,265 shares	1,818	1,816	421	421
Capital surplus	2,292,512	2,293,270	531,659	531,835
Deferred compensation	(2,370)	(6,385)	(550)	(1,481)
Accumulated deficit	(2,195,164)	(2,385,085)	(509,082)	(553,127)

Total shareholders’ equity (capital deficiency)	96,796	(96,384)	22,448	(22,352)

	3,872,130	3,996,266	897,989	926,779

The accompanying notes are an integral part of these condensed financial statements.

3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience
					translation
	New Israeli shekels				into U.S. dollars
					(see note 2b)
	6 month		3 month
	period ended		period ended		6 month	3 month
	June 30,		June 30,		period ended	period ended
					June 30,	June 30,
	2003	2002	2003	2002	2003	2003

	(Unaudited)

	In thousands (except net income per share data)
REVENUES — net	2,108,505	1,921,056	1,077,239	991,566	488,985	249,824
COST OF REVENUES	1,520,143	1,456,341	739,831	742,642	352,538	171,575

GROSS PROFIT	588,362	464,715	337,408	248,924	136,447	78,249
SELLING AND MARKETING EXPENSES	159,574	154,725	81,282	76,092	37,006	18,850
GENERAL AND ADMINISTRATIVE EXPENSES	80,453	68,260	38,099	34,861	18,658	8,836

OPERATING PROFIT	348,335	241,730	218,027	137,971	80,783	50,563
FINANCIAL EXPENSES — net	158,414	235,297	62,926	112,738	36,738	14,593
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES		4,054

NET INCOME	189,921	2,379	155,101	25,233	44,045	35,970

EARNINGS PER SHARE (“EPS”):
Basic	1.05	0.01	0.85	0.14	0.24	0.20

Diluted	1.04	0.01	0.85	0.14	0.24	0.20

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	181,704,757	178,942,150	181,759,051	178,950,134	181,704,757	181,759,051

Diluted	183,316,602	183,477,666	181,803,143	183,356,097	183,316,602	181,803,143

The accompanying notes are an integral part of these condensed financial statements.

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT
OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Share	Capital	Deferred	Accumulated
	capital	surplus	compensation	Deficit	Total

	In thousands
New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	1,816	2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2003 (unaudited):
Exercise of options granted to employees	2	471			473
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(1,229)	4,015		2,786
Net income				189,921	189,921

BALANCE AT JUNE 30, 2003 (unaudited)	1,818	2,292,512	(2,370)	(2,195,164)	96,796

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2003 (audited)	421	531,835	(1,481)	(553,127)	(22,352)
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2003 (unaudited):
Exercise of options granted to employees	*	109			109
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(285)	931		646
Net income				44,045	44,045

BALANCE AT JUNE 30, 2003 (unaudited)	421	531,659	(550)	(509,082)	22,448

* Representing an amount less than $1,000.

The accompanying notes are an integral part of these condensed financial statements.

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels		U.S. dollars
			(see note 2b)
	6 month period
	ended		6 month
	June 30,		period ended
			June 30,
	2003	2002	2003

	(Unaudited)		(Unaudited)

	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	189,921	2,379	44,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	268,313	248,993	62,225
Loss on impairment of investments in non-marketable securities		4,054
Amortization of deferred compensation related to employee stock option grants, net	2,786	6,347	646
Liability for employee rights upon retirement	6,971	7,561	1,616
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	(75,520)	91,579	(17,514)
Erosion of (accrued interest and exchange differences on) security deposit	9,609	(7,659)	2,229
Capital gain on sale of fixed assets	(4,780)	(846)	(1,109)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	3,970	(33,446)	922
Other	7,708	4,643	1,787
Increase (decrease) in accounts payable and accruals:
Trade	(77,473)	(40,211)	(17,967)
Other	30,810	8,377	7,145
Decrease (increase) in inventories	27,234	(14,308)	6,316

Net cash provided by operating activities	389,549	277,463	90,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(199,643)	(296,193)	(46,299)
Proceeds from sale of fixed assets	7,466	2,965	1,732
Purchase of additional spectrum	(34,977)	(209,482)	(8,112)
Funds in respect of employee rights upon retirement	(8,108)	(7,034)	(1,880)

Net cash used in investing activities	(235,262)	(509,744)	(54,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	473	72	109
Long-term bank loans received		1,349,326
Repayment of long term bank loans	(150,700)	(1,108,726)	(34,949)

Net cash provided by (used in) financing activities	(150,227)	240,672	(34,840)

INCREASE IN CASH AND CASH EQUIVALENTS	4,060	8,391	942
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,360	5,272	315

CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,420	13,663	1,257

Supplementary information on investing activities not involving cash flows

At June 30, 2003, trade payables include NIS 56,468,000 ($13,096,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at June 30, 2003 and for the six and three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange
	rate of the
	U.S. dollar	Israeli CPI

	%	%

Six months ended June 30,
2003	(9.0)	(0.5)
2002	8.0	6.3
Three months ended June 30,
2003	(8.0)	(1.3)
2002	2.2	3.8
Year ended December 31,
2002	7.3	6.5

The Nominal NIS figures at June 30, 2003 and December 31, 2002 and for the six and three month periods ended at June 30, 2003 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at June 30, 2003 ($1 = NIS 4.312). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2003
(Unaudited)

3.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” FAS No. 148 amends FAS No. 123. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The weighted average fair value of options granted using the Black & Scholes option-pricing model for the 6 and 3 month period ended June 30, 2002 is NIS 16.05 ($3.72). The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 71%; risk-free interest rate in NIS terms 6%; weighted expected life 9 years.

No options were granted during 2003.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2003
(Unaudited)

3.	Stock based compensation (continued):

To comply with FAS 148, the following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

					Convenience
					translation into
					U.S. dollars
	New Israeli shekels
					(see note 2b)
	6 month		3 month
	period ended		period ended		6 month	3 month
	June 30,		June 30,		period ended	period ended
					June 30,	June 30,
	2003	2002	2003	2002	2003	2003

	(Unaudited)

	In thousands (except net income per share data)
Net income, as reported	189,921	2,379	155,101	25,232	44,045	35,970
Add: stock based employee compensation expense, included in reported net income	2,786	6,347	1,838	3,587	646	426
Deduct: stock based employee compensation expense determined under fair value method for all awards	(7,437)	(17,623)	(3,153)	(10,044)	(1,725)	(731)

Pro-forma net income (loss)	185,270	(8,897)	153,786	18,775	42,966	35,665

EPS:
Basic — as reported	1.05	0.01	0.85	0.14	0.24	0.20

Basic — pro forma	1.02	(0.05)	0.85	0.10	0.24	0.20

Diluted — as reported	1.04	0.01	0.85	0.14	0.24	0.20

Diluted — pro-forma	1.01	(0.05)	0.85	0.10	0.23	0.20

4.	Contingent liabilities:

a.	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2003
(Unaudited)

4.	Contingent liabilities (continued):

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization. On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The Company is scheduled to respond to the motion to amend, on August 15, 2003.

While the amount of the claim is substantial, the ultimate liability can not be determined because of the considerable uncertainties that exist. At this stage, no hearings have taken place and unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal council are of the opinion that in light of those facts known at this early stage, the probability of success of the claim is low.

b.	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c.	On March 20, 2002, the Company received a demand from one of the company’s former distributors, mainly for alleged violation of his exclusive distribution agreement.

The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount.

To the date of these financial statements, this demand has not been filed by the way of a legal claim.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

d.	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.

The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. A preliminary hearing has taken place and the court ordered the plaintiffs to file an amended certification motion. The plaintiffs later filed a motion to reverse this decision and stay the proceedings.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2003
(Unaudited)

4.	Contingent liabilities (continued):

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

e.	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in fact, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants do not know the amount of the class action, but estimate it at NIS 600 million.

The claim and certification motion were withdrawn by plaintiffs.

f.	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

g.	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

h.	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

11

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2003
(Unaudited)

5.	Subsequent events:

a)	After balance sheet date, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate will be cancelled altogether. The effect of this decision on the Company’s results is income of approximately NIS 19 million and will be recognized in the third quarter.

b)	Following negotiations between the Company and the Ministry of Communications regarding the royalty commitment in respect of income received by the Company for repair of handsets, the Ministry of Communications decided, after balance sheet date, to cancel the royalty commitment with respect to such income. The effect of this decision on the Company’s results is income of approximately NIS 4.2 million and will be recognized in the third quarter.

12

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer
Dated: July 30, 2003